American Balanced Fund, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 12/31/08
File number 811 – 00066

77C.              Matters submitted to a vote of security holders.

a)           Meeting of shareholders – August 7, 2008

(1)           Directors elected:

Director	Votes For	Votes Withheld

Mary Jane Elmore	2,029,597,409	29,171,460
Robert A. Fox	2,028,276,415	30,492,454
Leonade D. Jones	2,029,370,699	29,398,170
William D. Jones	2,029,270,277	29,498,592
John M. Lillie	2,028,939,214	29,829,655
John G. McDonald	2,027,520,455	31,248,414
Robert G. O'Donnell	2,029,758,468	29,010,401
James J. Postl	2,029,468,655	29,300,214
Henry E. Riggs	2,028,407,376	30,361,493
Isaac Stein	2,029,378,913	29,389,956
Patricia K. Woolf	2,027,888,572	30,880,298